UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following section at the end of Item 8, as follows:

“(i) Certain Litigation.

On February 28, 2017, Chaile Steinberg, a purported stockholder of the Company, filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against the Company, the members of the board of directors of the Company, UnitedHealth Group, Purchaser and Spartan Merger Sub 2, LLC, captioned Chaile Steinberg v. Surgical Care Affiliates, Inc. et al., Case 1:17-cv-00204. The complaint in this action alleges, among other things, that the Schedule 14D-9 contains false and misleading statements or omissions of material fact in violation of certain sections of the Exchange Act and the rules promulgated thereunder. The complaint seeks, among other things, injunctive relief preventing the consummation of the Transactions, money damages and an award of attorneys’ and experts’ fees. The Company believes that this litigation is without merit. Additional lawsuits arising out of or relating to the Merger Agreement or the Transaction may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Richard L. Sharff, Jr.
Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary